AutoChina International Limited

Investor Presentation – September 2009

(OTC: AUCLF)



Forward Looking Statement

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

- Continued compliance with government regulations;
- Changing legislation or regulatory environments;
- Requirements or changes affecting the businesses in which the Company is engaged;
- Industry trends, including factors affecting supply and demand;
- Labor and personnel relations;
- Credit risks affecting the Company's revenue and profitability;
- Changes in the automobile industry;
- The Company's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
- Changing interpretations of generally accepted accounting principles;
- Whether the transaction to sell the automobile dealership business is consummated;
- General economic conditions; and
- Other relevant risks detailed in the Company's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this presentation.

The Transformation of AutoChina



2005
AutoChina founded with 6 automotive dealerships primarily located in Northern China's Hebei Province.

2006 - 2007
Company grows auto dealership business to 27 branches.





April 2008
Commercial Vehicle Sales and Leasing Business launched.

April 2009
Spring Creek Acquisition Corp.
AutoChina becomes a public company by way of its merger with the Spring Creek SPAC.

June 2009
Proposed Sale of Automotive Dealership Business announced for $68.8M.

September 2009
Commercial Vehicle Sales and Leasing Business operates 142 branches; up from 48 in September 2008.

The Automotive Dealership business to be sold to fund the growth of the Commercial Vehicle Sales and Leasing business

Investment Highlights

Growing China Commercial Auto Sector	• 1.6M commercial vehicles sold in China during 1H 2009 • Trucks and semis unit sales increased 1.7% year-over-year during 1H 2009 despite global economic weakness • Global spotlight – foreign vehicle manufacturers making investments (GM, MAN SE, Daimler, Cummins, Caterpillar, Navistar, Volvo…etc.)
Ramping up Operations	• Proposed sale of auto dealership segment for approximately $69 million will strengthen financial position • Would allow AutoChina to self-fund majority of commercial vehicle sales and leasing business improving margins and free cash flow • Increased number of commercial vehicle sales and leasing branches to 142 in August 2009 since March 2008 launch
Rapid Financial Growth	• Commercial vehicle sales increased to 8% of revenues in just first nine months of operation in 2008 • Sales of $34.1 million in 2008; $71 million in 1H 2009
Experienced & Aligned Leadership	• CEO owns 80% of AutoChina • Entrepreneur with numerous accomplishments • Experienced management team with a strong track record of growth and profitability

Revenue by Segment

The Commercial Vehicle Sales and Leasing segment accounted for approx. 8% of revenues in only its first 9 months of operations.


$500
$400
$300
$200
$100
$0
USD in millions
$1.8
$83.0
$6.7
$146.0
$24.0
$270.7
$34.1
$40.2
$366.3
2005
2006
2007
2008
Automotive Dealerships
Parts and Services
Commercial Vehicle Sales & Leasing

2009 Financial Highlights (through June 30)

(USD $ in 000s)

Q2 Revenue and YoY Comparison



69% YoY Growth
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$115,126
$194,203

	Q2 2008	Q2 2009	YoY Growth
Commercial vehicle financing	$20,193	$61,022	202.2%
Parts and service	8,773	12,832	46.3%
Consumer auto sales	85,863	120,189	40.0%

1st Half Revenue and YoY Comparison



48% YoY Growth
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$216,883
$320,309

	1H 2008	1H 2009	YoY Growth
Commercial vehicle financing	$21,674	$70,958	227.4%
Parts and service	16,575	24,041	45.0%
Consumer auto sales	178,337	225,094	26.2%

The Commercial Vehicle segment comprised 31% of Sales in Q2 2009; and 22% for 1H 2009.

2009 Financial Highlights (through June 30)

(USD $ in 000s)

Net Income

Margins expanding due to increasing contribution to Sales of the more profitable Commercial Vehicle segment.


Q2 Net Income and Margin YoY Comparison
108% YoY Growth
$10,000
$7,500
$5,000
$2,500
$0
Net Income
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Margin
1.6%
2.0%
$1,823
$3,792
Q2 2008
Q2 2009


1st Half Net Income and Margin YoY Comparison
79% YoY Growth
$10,000
$7,500
$5,000
$2,500
$0
Net Income
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Margin
1.4%
1.7%
$3,067
$5,493
1H 2008
1H 2009

EBITDA(1)

Extremely strong YoY growth due to combined effect of top line growth and margin expansion.


Q2 EBITDA and Margin YoY Comparison
144% YoY Growth
$20,000
$15,000
$10,000
$5,000
$0
EBITDA
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Margin
3.1%
4.5%
$3,555
$8,659
Q2 2008
Q2 2009


1st Half EBITDA and Margin YoY Comparison
92% YoY Growth
$20,000
$15,000
$10,000
$5,000
$0
EBITDA
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Margin
3.1%
4.0%
$6,686
$12,854
1H 2008
1H 2009

(1) Defined as net income before interest expense, income taxes, depreciation and amortization. A table reconciling EBITDA to net income can be found at the end of this presentation.

The Opportunity



The Commercial Vehicle Sales & Leasing Opportunity


China Commercial Vehicles - Annual Production
11% CAGR
Millions of Vehicles
0
1
2
3
4
5
6
2.1
2.5
2.8
3.2
3.5
4.0
4.6
5.0
2006
2007
2008E
2009F
2010F
2011F
2012F
2013F
Source: Business Monitor International Ltd.

- **Automobile market consists of Passenger Cars and Commercial Vehicles**
- **Vast majority of Chinese production consumed domestically**
- **Government stimulus measures working directly for domestic commercial production**
- **2009 Commercial Vehicle sales expected to post 5% growth over prior year**

Heavy Trucks:
AutoChina's Current Target Market Segment


Heavy Truck Sales in China
235,379
307,296
487,481
540,448
31%
59%
2005
2006
2007
2008
(through June)
Source: http://www.hjbaogao.com.cn/


China Heavy Truck Manufacturer Market Share 2008
Others
13.1%
中国重汽
SINOTRUK
20.6%
FAW
19.8%
东风汽车公司
19.7%
12.0%
FOTON
10.6%
4.1%
Source: http://www.hjbaogao.com.cn/

- Heavy trucks: cargo transporting vehicles / semi and full-trailer trucks
- Short replacement cycle
  - Useful life of heavy trucks in China approx. 3-4 years
- Resistant to economic downturns as goods must be moved and fleets must be replaced
- Heavy truck financing is a highly fragmented market – opportunity for AutoChina to establish itself as a market leader

AutoChina's Business Model: Commercial Vehicle Sales & Leasing Opportunity

Address a Need:
Make commercial vehicles affordable for entrepreneurs, individual drivers, and small companies.

Control Risk:
There are no defined credit rating systems in China to rely on.

Make it Profitable:
Profitably accomplish all business objectives.

Make it Scalable:
Need to be able to dominate a very fragmented market in order to drive growth.

AutoChina

- "Franchise-like" cost-efficient market penetration strategy
- Vehicle leases structured to be attractive while controlling risk
- Capital efficient, no inventory required
- Sophisticated technology to control risk and manage the business

Franchise-like Market Penetration Strategy

- All vehicle sales conducted through inexpensive company-owned stores
- Standardized look and feel
- Employees trained, low skill-set required
- Able to target local customer demographic
- Highly scalable
  - Costs less than $10,000 USD to open a new store











Attractive Lease-to-Own Structure that Manages Risk

Approval and Screening Process	• Local store responsible for initial screening of new customers • Corporate HQ must give final approval for all new customers
Down Payment	• Customer pays at least a 25% initial payment - Customer has a significant vested interest • AutoChina holds no inventory – trucks are purchased only after deposits are made
Affordable Lease Payments	• 26-month lease-to-own structure • Owners generally realize over 20% profit margin per vehicle • Value-added services are bundled
AutoChina Retains Ownership of Vehicle	• Should any problems arise, AutoChina owns the vehicle, so it can easily be taken back and sold

Utilize Sophisticated Technology

- **The location of each vehicle is tracked using an advanced GPS tracking system**
  - AutoChina customers log on average 90,000 miles per year

- **Since title remains in AutoChina's name, vehicles can easily be found and repossessed if there is a problem**




Shijiazhuang
Beijing
Map Detail Area

Sophisticated Management Information Systems

- **Successfully managing a high number of stores requires strong MIS capabilities**

- **Custom-built ERP system with several different modules that manage all phases of the business and provide management with the information needed to make key decisions**

- **New lease approval process is managed entirely through the ERP system**



Contract Management Module



Business Analytics Module

An Analogy – U.S. Commercial Truck Classifications

	Gross Vehicle Weight Rating (GVWR)	Example
Class 1	0 – 6000 lbs. (0 – 2.7 tonnes)	
Class 2	6,001 – 10,000 lbs. (2.7 – 4.5 tonnes)	
Class 3	10,001 – 14,000 lbs. (4.5 – 6.4 tonnes)	
Class 4	14,001 – 16,000 lbs. (6.4 – 7.3 tonnes)	
Class 5	16,001 – 19,500 lbs. (7.3 – 8.8 tonnes)	
Class 6	19,501 – 26,000 lbs. (8.8 – 11.8 tonnes)	
Class 7	26,001 – 33,000 lbs. (11.8 – 15 tonnes)	
Class 8	33,001 lbs. < (15 tonnes <)	

Popular Models Financed and Sold by AutoChina







Manufacturer	China FAW Group Corporation	Beiqi Foton Motor Co., Ltd. (Auman Brand)	Shaanxi Automobile Group Co., Ltd.	China National Heavy Duty Truck Group Corp.	DongFeng Motor Corporation
Approximate Retail Price	$38,000	$37,000	$37,000	$54,000	$37,000
Engine	• 6 cylinder in-line turbodiesel • 310hp • 58mph top speed	• 6 cylinder in-line turbodiesel • 296hp • 53mph top speed	• 6 cylinder in-line turbodiesel • 290hp • 62mph	• 6 cylinder in-line turbodiesel • 335hp • 62mph	• 6 cylinder in-line turbodiesel • 310hp • 60mph
Curb Weight	19,800 lbs.	18,750 lbs.	17,650 lbs.	33,000 lbs.	18,100 lbs.
GVWR (Gross Vehicle Weight Rating)	103,700 lbs. (Class 8)	102,600 lbs. (Class 8)	101,500 lbs. (Class 8)	68,400 lbs. (Class 8)	97,000 lbs. (Class 8)
Model Number	CA4252P21K2T1A	BJ4253SNFJB-S	SX4255TR279	ZZ3317N3867C1	DFL4240A2

Wide Distribution Network

Business covers the Hebei, Shanxi, Shandong and Henan provinces and Inner Mongolia and includes 142 branches for commercial vehicle sales



Datong
Beijing
Tianjin
Shijiazhuang
Qingdao
Zhengzhou
Xi'an



Map Detail Area
CHINA

Operating Results (through June 30)



2,000
1,500
1,000
500
0
Stores
Trucks Sold
14.6 trucks per store
1,535
12.1 trucks per store
580
48
105
Q2 2008
Q2 2009

Well-Respected Founder and CEO

Mr. Yong Hui Li – Chairman and CEO

- Highly accomplished entrepreneur
- Born in 1962 and graduated from Tianjin University
- Founder and Chairman of Kaiyuan Group (1994)
  - Parent company consisting of Mr. Li's holdings in real estate, transportation and other industries
- Founded the first lease-to-buy sales company in Chinese auto industry


BONUS: OUR SUPPLEMENT ON E-BUSINESS
BusinessWe
The War
American Express
Japan's Mad Cow
CHINA
FIGHTING THE STATE
Entrepreneur Li Yonghui has a harrowing tale to tell. He tried to take over a



Build and Restructure "Future Mall Project"



Constructing Kaiyuan Global Centre

Strong and Seasoned Management Team

- Mr. Wei Xing, Chief Operating Officer
  - Joined Kaiyuan Group in 2001 and held positions of General Manager of Kaiyuan Real Estate Development and Vice President of Kaiyuan Group
  - Previously employed at Shijiazhuang Second Construction Company, Yin Hong Industrial Company and Bei Ren Group in various positions including General Manager and Chief Engineer

- Mr. Chen Lei, Senior Vice President
  - Joined Kaiyuan Group in 1996 and held positions of Financial Controller of Kaiyuan Auto Trading, and Group Financial Controller and General Manager of AutoChina

- Mr. Yan Hui Kai, Director and Secretary
  - Joined Kaiyuan Group in 1997 and Deputy General Manager of AutoChina and Head of Administration
  - Formerly employed in various government offices in Shijiazhuang,where he was in charge of state-owned enterprise reform, restructure and management.
  - In 1993, he led the planning and implementation of the first listed company in Hebei Province, WeiYuanGroup (Ticker: 600803)

- Mr. Jason Wang, Chief Financial Officer
  - Joined AutoChina in 2009
  - 10 years experience in finance, capital markets and working with growth companies

Management's Strong Financial Track Record



Total Sales
USD in millions
$500
$400
$300
$200
$100
$0
73.2% CAGR
$84.8
$152.7
$294.7
$440.6
2005
2006
2007
2008
Net Income
USD in millions
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
79.1% CAGR
$1.4
$2.7
$4.8
$8.0
2005
2006
2007
2008
EBITDA
USD in millions
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
114.2% CAGR
$1.6
$4.3
$10.2
$15.7
2005
2006
2007
2008

Investment Conclusions

A Unique Opportunity to Invest in the Growing Chinese Auto Market

- AutoChina's Commercial Vehicle Sales and Leasing segment is well positioned to be the dominant player in a fragmented market
- Capital efficient business model with rapid expansion possibilities
- Business transformation leading to increased profitability
- Accomplished and motivated management team

Appendix



Reconciliation Of Non-GAAP Financial Measure

- A reconciliation of EBITDA to net income is provided below:

In USD thousands, (unaudited)	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Net income attributable to shareholders	$ 3,792	$ 1,823	$ 5,493	$ 3,067
Plus: income attributable to non-controlling shareholders	670	273	1,059	617
Plus total finance expenses, net:	(1,079)	(15)	(1,563)	565
Plus: interest income – commercial vehicle financing	2,014	522	2,916	522
Plus: Equity in loss (earnings)	(37)	6	(37)	17
Plus: income tax (benefit)	1,855	261	2,539	1,065
Plus: Accretion of stock repurchase obligations	310	-	310	-
Plus: Acquisition-related costs	287	-	295	-
	7,812	2,870	11,012	5,853
Plus: depreciation and amortization	847	685	1,842	1,355
EBITDA	$ 8,659	$ 3,555	$ 12,854	$ 7,208

Use of Non-GAAP Measures

AutoChina defines EBITDA as net income before interest expense, income taxes, depreciation and amortization. EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from EBITDA, and the material limitations of EBITDA, such as: EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina's operations; and EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company's financial performance by excluding certain items that may obscure trends in the core operating performance of the Company's business.